UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549

                                 FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER O-6933
                                                    CUSIP NUMBER 132008

                                      FORM 10-QSB


For Period Ended:                     April 4, 2004


PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:               CAMBEX CORPORATION
Address of Principal Executive Office
 (Street and Number):                  115 FLANDERS ROAD

City, State and Zip Code:              WESTBOROUGH, MA 01581

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c)   The accountant's statement or other exhibit required by Rule
          12b-25 has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


The Form 10-QSB for the period ended April 4, 2004 cannot be filed within the prescribed time period because additional time is required for inclusion of disclosure of information regarding the sale by Super PC Memory, Inc. a wholly-owned subsidiary of Cambex Corporation, to Silicon Mountain Memory Incorporated, a privately-held company, of a portion of Super PC Memory's customer information and rights to do business with said customers with respect to Wintel products and professional review of the document for completeness and compliance with Securities and Exchange Commission Rules and Regulations. It is anticipated that filing will be completed prior to the fifth calendar day following the prescribed due date.



PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Joseph F. Kruy            508-983-1200

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify report(s). [X]Yes []No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes  [ ]No


On January 30, 2004, Super PC Memory, Inc., a wholly-owned subsidiary of Cambex Corporation, entered into an agreement with Silicon Mountain Memory Incorporated, a privately-held company, pursuant to which Silicon Mountain Memory Incorporated purchased a portion of Super PC Memory's customer information and rights to do business with said customers with respect to Wintel products. This transaction will be included in the earnings statement to be included in the 10-QSB for the quarter ended April 4, 2004. Due to the inclusion of sales by Super PC Memory, Inc. to said customers with respect to Wintel products for only part of the quarter, we expect to report lower revenue for the quarter ended April 4, 2004 than was reported for the first quarter of fiscal 2003.




                            CAMBEX CORPORATION
                   (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2004                  By: /s/ Joseph F. Kruy
                                        Joseph F. Kruy
                                        President